EXHIBIT 11
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                           THE BANK OF NEW YORK COMPANY, INC.
                        Computation of Earnings Per Common Share
                            For the Years Ended December 31,

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                                                    1994      1993      1992
                                                    ----      ----      ----
                                       (in millions, except per share amounts)
Weighted Average Number of Shares of
  Common Stock for Primary Computation               188       186       172

Shares Assumed to be Issued on Conversion:
  Debentures                                          12        12        12
  Cumulative Preferred Stock                           2         2         4
                                                   -----     -----     -----

Weighted Average Number of Shares of
  Common Stock Assuming Full Dilution                202       200       188
                                                   =====     =====     =====


Net Income                                         $ 749     $ 559     $ 393

Dividend Requirements on Preferred Stock              13        25        33
                                                   -----     -----     -----

Net Income Available to Common Shareholders          736       534       360

Interest On Convertible Debentures, Net of Tax        10        10        11

Dividends on Convertible Preferred Stock               2         3         6
                                                   -----     -----     -----

Net Income Available to Common Shareholders,
  Assuming Full Dilution                           $ 748     $ 547     $ 377
                                                   =====     =====     =====

Earnings Per Share:
  Primary                                          $3.92     $2.87     $2.10

  Fully Diluted                                     3.70      2.72      2.00

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